

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 13, 2023

Linda Ramirez-Eaves
General Counsel
Olink Holding AB (publ)
130 Turner St. Building 2, Suite 230
Waltham, MA 02453

> **Re: Olink Holding AB (publ)**
> **Schedule 14D-9 Filed October 31, 2023**
> **File No. 005-93360**

Dear Linda Ramirez-Eaves:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your Schedule 14D-9, unless otherwise indicated.

Schedule 14D-9 Filed October 31, 2023

Identity and Background of Filing Person, page 1

1. We note the disclosure on pages 18 and 20 of the Offer to Purchase that Buyer is not providing for any guaranteed delivery procedures. Therefore, on page 2 of the Schedule 14D-9, please remove the references to such guaranteed delivery procedures.

2. We note the name and address of Buyer on page 3 of the Schedule 14D-9. Because it is a co-offeror, please also provide the name and address of Parent. See Item 1003(d) of Regulation M-A.

Past Contacts, Transactions, Negotiations and Agreements, page 3

3. On page 6 of the Schedule 14D-9, you state that Parent and Olink are party to "certain commercial arrangements." Please expand this disclosure to briefly describe the nature of those commercial arrangements or direct shareholders to another place in the Schedule 14D-9 where this disclosure appears.

4.   Refer to the following statement made on page 7 of the Schedule 14D-9: "Olink's executive officers and directors who tender their Offer Securities pursuant to the Offer will be entitled to receive the same consideration as Olink's other security holders who tender Offer Securities pursuant to the Offer . . . ." Consistent with your disclosure on page 26 of the Schedule 14D-9 (under "Risk of Tender and Support Agreement Parties Receiving Lower Consideration"), please qualify this statement to indicate that under certain circumstances parties to the Tender and Support Agreement may receive less consideration than other security holders who tender Offer Securities pursuant to the Offer.

Certain Management Projections, page 27

5.   Summarize the material assumptions and limitations of the Management Projections.

6.   We note that you have not included a reconciliation for the Management Projections. Please explain why not or revise to do so. See Item 100(a) of Regulation G.

7.   Refer to the last sentence in the first full paragraph after the table on page 28 of the Schedule 14D-9. While the parties and their financial advisors may include cautionary language regarding reliance on the projections disclosed, it is inappropriate for the party that prepared the projections to disclaim all responsibility for them. Please revise.

Opinions of Olink's Financial Advisors, page 29

8.   Please confirm in your response letter that the Management Projections included in the Schedule 14D-9 constitute the only projections and forecasts provided by Olink to the financial advisors. On page 30 of the Schedule 14D-9, we note the reference to additional information about the "future prospects and operations of Olink" that was provided to J.P. Morgan. If additional forecasts or projections were provided, please summarize them in a revised disclosure document.

9.   The opinions of both J.P. Morgan and Goldman Sachs state that they may not be reproduced or referenced without the prior permission of the preparer. The J.P. Morgan opinion states that it may be reproduced in "any proxy or information statement" but does not refer to tender offer materials. Please state here, or where appropriate in the offer materials, that each advisor has consented to the references to its opinion and the filing of each opinion as an exhibit to the Schedule 14D-9.

10.   Expand the disclosure on page 32 of the Schedule 14D-9 to provide further details about how J.P. Morgan selected the publicly traded companies used in its comparison. Specifically, explain how the selected companies were considered similar to Olink and its operations and business, besides being publicly-traded entities.

11.   See our last comment above. Similarly, in the following section on page 32 of the Schedule 14D-9, explain how J.P. Morgan determined that these transactions involved companies that had an analogous business to Olink (or aspects thereof).

12.   Revise the first sentence under "Miscellaneous" on page 33 of the Schedule 14D-9 to avoid stating that the summary is not "complete." While a summary necessarily involves paring down information, all material aspects of the opinions of both financial advisors' analyses should be described.

Persons/Assets, Retained, Employed, Compensated or Used, page 39

13.   On page 40 of the Schedule 14D-9, please clarify the reference to a "study" performed by Goldman Sachs.

Additional Information, page 41

14.   On page 42 of the Schedule 14D-9, you state that in connection with the Compulsory Redemption process, among other things, "one arbitrator shall be nominated jointly by the Minority Shareholders who have not tendered their Offer Securities in the Offer . . . ." Please revise this statement to include shareholders who have properly withdrawn their shares tendered in the Offer, or otherwise explain why they would not be included in the nomination process.

15.   Refer to the following statement made on page 43 of the Schedule 14D-9: "If there is a disagreement between the Parent and Buyer and the Minority Shareholder regarding the Offer Consideration to be paid in the Compulsory Redemption, the matter is decided by the Arbitral Tribunal, based on the provisions of the Swedish Companies Act." Please elaborate on how the Arbitral Tribunal would determine the proper redemption price under the Swedish Companies Act in such a dispute and state under what conditions, if any, that the Arbitral Tribunal may set the redemption price below the highest consideration offered during the Offer. See Rule 13e-3(g)(1).

16.   Refer to the following statement made on page 44 of the Schedule 14D-9: "You should rely only on the information contained in this Schedule 14D-9, including the annexes and exhibits included hereto or the information incorporated by reference herein, to vote your shares at the Combined Meeting." Please define "Combined Meeting" or delete this term and revise the above statement.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Christina Chalk at 202-551-3263, Shane Callaghan at 202-330-1032, or Eddie Kim at 202-679-6943.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions